EXHIBIT 99.1

Portage Biotech Announces Financial Results and Provides Business Update for Third Quarter of 2022 Fiscal Year

Company working to accelerate lead clinical programs; expects multiple clinical readouts in 2022

WESTPORT, Conn., Feb. 24, 2022 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced financial results for the quarter ended December 31, 2021 (the “third quarter”).

“During the third quarter and in recent weeks we’ve taken steps to accelerate our lead programs for PORT-2 and PORT-3, investigating options to expand our clinical sites beyond our current footprint and finding the means of accelerating patient enrollment,” said Dr. Ian Walters, chief executive officer of Portage. “With our enhanced management team, efficient organization, and financial resources obtained in 2021, we are well positioned to execute our unique drug development strategy to deliver on important clinical milestones over the next two years.”

Business Update

  Enhanced the management team with the appointments of Brian Wiley as Chief Business Officer, Joseph Ciavarella as Chief Accounting Officer; expanded the Board of Directors with the addition of Jim Mellon, Linda Kozick, and Mark Simon.
  Enrollment continues in the Company’s IMP-MEL randomized Phase 1/2 study of PORT-2 and its PRECIOUS Phase 1 study of PORT-3 in patients with NY-ESO-1 expressing tumors.
  The Company plans to issue a Research & Development update in March 2022 which will include preliminary safety data on its PORT-2 and PORT-3 programs as well as other details from its clinical development plan.
  Presented at high-profile investor conferences:
    Management participated in January 2022 investor conferences including the LifeSci Advisors Corporate Access Event, H.C. Wainwright BioConnect Conference, and the B. Riley Securities’ Oncology Investor Conference.
  Hosted Key Opinion Webinar How iNKT Agonists Could Improve Immuno-Oncology Treatment with leading researchers from La Jolla Institute of Immunology and Imperial College London. Replay available here.

Third Quarter FY 2022 Financial Results

The Company generated a net loss and comprehensive loss of approximately $4.2 million in the three months ended December 31, 2021 (“Fiscal 2022 Quarter”), compared to a net loss and comprehensive loss of approximately $1.3 million in the three months ended December 31, 2020 (“Fiscal 2021 Quarter”), an increase in loss of $2.9 million year over year. Operating expenses, which include research and development and general and administrative expenses, were approximately $4.2 million in the Fiscal 2022 Quarter, compared to $0.9 million in the Fiscal 2021 Quarter, an increase of $3.3 million, which is discussed more fully below.

The Company’s other items of income and expense were substantially non-cash in nature and were approximately $0.1 million net income in the Fiscal 2022 Quarter, compared to approximately $0.5 million net loss in the Fiscal 2021 Quarter, a change in other items of income and expense of approximately $0.6 million, year over year. The primary reasons for the year over year difference in other items of income and expense was the change of $0.8 million in the fair value of the warrants issued with respect to the SalvaRx note settlement, which was partially offset by the year over year increase in the loss from an associate accounted for under the equity method of $0.1 million and the income on equity issued at a discount of $0.1 million in the Fiscal 2021 Quarter, representing the difference between the market price and the contractual exercise price, relating to the settlement of the SalvaRx notes and warrants.

Research & development ("R&D") costs increased by approximately $1.5 million, from approximately $0.4 million during the Fiscal 2021 Quarter, to approximately $1.9 million during the Fiscal 2022 Quarter. The increase was primarily attributable to non-cash share-based compensation expense associated with grants made under the 2021 Equity Incentive Plan of $1.0 million and salaries and bonuses of $0.7 million to directors and senior management. Additionally, the Fiscal 2021 Quarter was impacted by a general slow down in expenditures resulting from the pandemic.

General and administrative ("G&A") expenses increased by approximately $1.8 million, from approximately $0.4 million during the Fiscal 2021 Quarter, to approximately $2.2 million during the Fiscal 2022 Quarter. The principal reason for the increase in the Fiscal 2022 Quarter was the $1.1 million of non-cash share-based compensation expense associated with the Company’s 2021 Equity Incentive Plan, of which $0.7 million is associated with Directors’ compensation, and $0.4 million is associated with management compensation. No share-based compensation expense under the 2021 Equity Incentive Plan was incurred during the Fiscal 2021 Quarter. Additionally, the Company incurred an increase of $0.4 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $0.4 million in the current year period due to market rate increases in the cost of coverage.

Additionally, the Company reflected a net income tax expense of approximately $0.1 million in the Fiscal 2022 Quarter, compared to a net income tax benefit of approximately $0.1 million in the Fiscal 2021 Quarter. The Fiscal 2022 Quarter reflects the change in the foreign currency exchange rate on deferred tax liability settleable in British pounds sterling and the Fiscal 2021 Quarter reflected recoverable research and development tax credits generated in the U.K.

As of December 31, 2021, the Company had cash and cash equivalents of approximately $25.6 million and total current liabilities of approximately $0.6 million (inclusive of approximately $0.2 million warrant liability settleable on a non-cash basis). For the nine months ended December 31, 2021, the Company is reporting a net loss of approximately $10.3 million and cash used in operating activities of approximately $4.5 million. As of January 31, 2022, the Company had approximately $25.1 million of cash on hand to enable achieving important clinical milestones over the next two years.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations

Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Gwen Schanker
gschanker@lifescicomms.com

-tables to follow-

PORTAGE BIOTECH INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	In 000’$	In 000’$	In 000’$	In 000’$
Expenses
Research and development	$1,928	$414	$4,804	$1,658
General and administrative expenses	2,241	452	6,288	1,349
Loss from operations	(4,169)	(866)	(11,092)	(3,007)
Change in fair value of warrant liability	342	(500)	726	(441)
Share of (loss) income in associate accounted for using equity method	(261)	(121)	(363)	270
Income (loss) on equity issued at a discount	–	77	–	(1,256)
Gain on sale of marketable equity securities	–	–	–	72
(Loss) on extinguishment of notes payable	–	–	–	(223)
Foreign exchange transaction (loss)	–	(2)	–	(2)
Interest (expense)	(1)	(3)	(42)	(172)
Loss before provision for income taxes	(4,089)	(1,415)	(10,771)	(4,759)
Income tax (expense) benefit	(117)	65	465	65
Net (loss)	(4,206)	(1,350)	(10,306)	(4,694)
Other comprehensive income (loss)
Unrealized (loss) on investment	–	–	–	–
Total comprehensive (loss) for period	$(4,206)	$(1,350)	$(10,306)	$(4,694)
Net (loss) income attributable to:
Owners of the Company	$(3,512)	$(1,184)	$(9,553)	$(4,335)
Non-controlling interest	(694)	(166)	(753)	(359)
	$(4,206)	$(1,350)	$(10,306)	$(4,694)
Comprehensive (loss) attributable to:
Owners of the Company	$(3,512)	$(1,184)	$(9,553)	$(4,335)
Non-controlling interest	(694)	(166)	(753)	(359)
	$(4,206)	$(1,350)	$(10,306)	$(4,694)
(Loss) per share (Actual)
Basic and diluted	$(0.26)	$(0.10)	$(0.74)	$(0.37)
Weighted average shares outstanding
Basic and diluted	13,344	12,031	12,966	11,619

PORTAGE BIOTECH INC.
Consolidated Statements of Financial Position
(U.S. Dollars in thousands)

As of,	December 31, 2021	March 31, 2021
		(Audited)
Assets
Current assets
Cash and cash equivalents	$25,603	$2,770
Prepaid expenses and other receivables	672	2,176
	26,275	4,946
Long-term assets
Long-term portion of other receivables	–	22
Investment in associate	1,372	1,735
Investments in private companies	7,409	7,409
Goodwill	43,324	43,324
In-process research and development	117,388	117,388
Other assets	38	36
Total assets	$195,806	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$477	$1,938
Warrant liability	159	1,120
Unsecured notes payable	–	150
	636	3,208
Non-current liabilities
Deferred tax liability	23,606	24,050
	23,606	24,050
Total liabilities	24,242	27,258
Shareholders’ Equity
Capital stock	158,294	130,649
Stock option reserve	14,225	7,977
Accumulated other comprehensive income	958	958
Accumulated deficit	(47,688)	(38,135)
Total equity attributable to owners of the Company	125,789	101,449
Non-controlling interest	45,775	46,153
Total equity	171,564	147,602
Total liabilities and equity	$195,806	$174,860
Commitments and Contingent Liabilities (Note 17)